Exhibit 99.1

# Chairman's Letter and Notice of Meeting

Annual General Meeting Rotterdam 15 May 2007

Weena 455, PO Box 760, 3000 DK Rotterdam, The Netherlands

To: Shareholders in Unilever N.V.
(including holders of depositary receipts)

Dear Shareholder,

It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (AGM).

2006 was once again a busy year for us at Unilever and Patrick Cescau, the Group Chief Executive, will be giving a full report on the progress of the business at the AGM.

During the past twelve months we have implemented the outcome of the review of Unilever’s dual structure which was approved at last year’s AGM. We also commenced a search for new Non-Executive Directors, taking into account shareholder requests for a more diverse Board, and completed the search for my successor.

We are delighted to propose for election at this year’s AGM four new Non-Executive Directors: Genevieve Berger, Narayana Murthy, Hixonia Nyasulu and Michael Treschow. As previously announced, Michael Treschow will be replacing me and will then be Unilever’s first independent Non-Executive Chairman.

All are distinguished in their respective fields and will further strengthen the expertise and independence of the Board as well as broadening the diversity of its background and experience. Their biographies are included on page 5 of this Notice.

29 March 2007

In addition to my own retirement, this year also marks the retirement of our Chief Financial Officer, Rudy Markham, and of Lynda Chalker, one of our Non-Executive Directors.

Rudy retires after 39 years of distinguished service with Unilever during which time he has successfully occupied a number of senior executive positions. In 1998 he joined the Board as Strategy and Technology Director, being appointed Financial Director, now Chief Financial Officer, in 2000. On behalf of the Board I would like to acknowledge his outstanding career and thank him for the significant contribution he has made to our business throughout that time.

Lynda retires as a Non-Executive Director after three terms of three years. She has served as Chair of the Corporate Responsibility and Reputation Committee and throughout her time on the Board we have benefited from her wise counsel and expert knowledge of developing markets.

On your behalf I thank them both for their service.

To take into account fees payable to the additional Non-Executive Directors and to our new Chairman, we are proposing to raise the limit for Non-Executive Directors’ fees. With the exception of the increase in the Chairman’s fee to reflect current market practice, we do not intend to increase the actual level of the other Non-Executive Directors’ fees

Unilever N.V.
Weena 455, PO Box 760, 3000 DK Rotterdam, The Netherlands

over those agreed in 2006. Further details about Unilever’s Non-Executive Directors’ fee structure can be found on page 6.

In addition, following a review by the Remuneration Committee of the share based reward arrangements that apply to Executive Directors and other international executives around the world, we are proposing the introduction of the Unilever Global Share Incentive Plan 2007 (‘the Plan’). By 2008, this new Plan will replace the existing TSR-based Long Term Incentive Plan and the Unilever Global Performance Share Plan 2005, although it will capture the strategic intent of each. Further details of the new Plan and a summary of the terms of the Plan, including the performance conditions on vesting, are set out on page 5 and in the Appendix.

The rest of the formal business, covering issues such as authority to issue shares and the repurchase of shares, corporate governance and alterations to the Articles of Association will be generally familiar to you and full explanations are set out in the explanatory notes to the Notice.

At the AGM I will give an explanation on the settlement we have reached with former holders of the preference shares that we issued in 1999.

Your Board believes that all the proposals to be put to you at this year’s AGM are in the interests of all shareholders.

We welcome questions at the AGM on all of the above issues and on any other topics relevant to our business. If you would like to be assured of the fullest possible response, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue.

If you are not able to attend the AGM in person, you can – as a shareholder or holder of depositary receipts – follow the proceedings via the internet webcast. You can find the link on www.unilever.com/ourcompany/investorcentre

A voting instruction form is enclosed for those of you who are registered in the Company’s register of shareholders or who participate in the Shareholders’ Communication Channel in the Netherlands and who are not able to attend the AGM but would still like to vote on the items on the agenda. Those of you participating in the Shareholders’ Communication Channel will also be able to vote electronically. On your voting instruction form you will find a 12 digit code. By using this code you can log-in on www.proxyvote.nl, the secure voting site of the Shareholders’ Communication Channel. There you can cast your vote electronically.

Please note that this year’s AGM will not be held in the Concert- en congresgebouw de Doelen but in the Rotterdam Hall of the Beurs-World Trade Center, Beursplein 37 in Rotterdam.

I look forward to meeting as many of you as possible on 15 May.

Yours sincerely,

Antony Burgmans

Unilever Chairman’s Letter and Notice of Meeting 2007 2

Unilever N.V. Notice of Annual General Meeting 2007

The Annual General Meeting of Shareholders is to be held on Tuesday 15 May 2007 at 10.30am in the Beurs-World Trade Center, Rotterdam Hall, Beursplein 37 in Rotterdam (please note that unlike in previous years the meeting is not being held in the Concert- en congresgebouw de Doelen).

Agenda

1	Consideration of the Annual Report for the 2006 financial year submitted by the Board of Directors and the report of the Remuneration Committee.*

2	Adoption of the Annual Accounts and appropriation of the profit for the 2006 financial year. (resolution)

3	Corporate Governance.

4	Discharge of the Executive Directors. (resolution)

5	Discharge of the Non-Executive Directors. (resolution)

6	Appointment of Executive Directors. (resolutions)

7	Appointment of Non-Executive Directors. (resolutions)

8	Remuneration of Executive Directors. (resolution)

9	Remuneration of Non-Executive Directors. (resolution)

10	Alterations to the Articles of Association.** (resolution)

11	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2007 financial year. (resolution)

12	Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company. (resolution)

13	Authorisation of the Board of Directors to purchase shares in the Company and depositary receipts therefor. (resolution)

14	Questions.

* The annual accounts of Unilever N.V. for the 2006 financial year within the meaning of Article 361 of Book 2 of the Netherlands Civil Code comprise the Remuneration report set out in the Unilever Annual Report and Accounts 2006 on pages 52 to 66 (pages 49 to 62 in the English version) and the financial statements set out on pages 76 to 129 (pages 70 to 123 in the English version), pages 136 to 137 (pages 129 to 130 in the English version) and pages 139 to 142 (pages 132 to 135 in the English version). The Unilever Annual Report and Accounts 2006, which includes the information to be provided in accordance with Article 392, para. 1, of Book 2 of the Netherlands Civil Code, and the Unilever Annual Review and Summary Financial Statement 2006 are available for inspection at the Company’s office, Weena 455, Rotterdam. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455.

** The draft for the Alterations to the Articles of Association is available for inspection at the Company’s office, Weena 455, Rotterdam. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455.

The Unilever Annual Report and Accounts 2006, the Unilever Annual Review and Summary Financial Statement, and the draft for the Alterations to the Articles of Association are also available at www.unilever.com/ourcompany/investorcentre as from 29 March 2007.

3  Unilever Chairman’s Letter and Notice of Meeting 2007

Explanatory Notes to the Agenda

Agenda item 2

Adoption of the Annual Accounts and appropriation of the profit for the 2006 financial year.

A.	The policy of the Company on additions to reserves and dividends.
B.	It is proposed that:
	(i)	the Annual Accounts for the 2006 financial year drawn up by the Board of Directors be adopted;
	(ii)	the profit for the 2006 financial year be appropriated for addition to the balance-sheet item ‘Profit retained’:
€255 797 426;
	(iii)	the remaining profit for the 2006 financial year be distributed to shareholders as follows:
• for dividends on the preference shares: € 6 671 704;
• for dividends on the ordinary shares: € 1 591 471 623 (including an amount of € 431 091 321 paid as a one-off dividend in December 2006).

Agenda item 3

Corporate Governance.

At the Meeting we would like to discuss with our shareholders the way in which Unilever applies the Dutch Corporate Governance Code. Unilever complies with the Dutch Code to a great extent.

In 2006 it was decided to abandon the existing binding Board nomination procedure and to allow shareholders the right to nominate candidates for the Boards of Unilever N.V. and PLC, taking into account the need to ensure unity of management. In 2007 we are proposing the appointment of an independent Chairman (see agenda item 7l).

We are also proposing (see agenda item 10) to implement certain provisions made available by the new Act on Electronic Means of Communication (Wet elektronische communicatiemiddelen) which came into effect on 1 January 2007. Pursuant to this Act, the articles of association of a Dutch company may allow shareholders to use electronic means of communication to monitor the proceedings at a general meeting of shareholders and to participate in the voting at a general meeting without being physically present. Under these proposed alterations the Board of Directors will be authorised to decide upon the use of these electronic means of communication.

A comprehensive statement of our corporate governance arrangements is included in the Unilever Annual Report and Accounts 2006 on pages 34 to 50 (pages 33 to 47 in the English version). This description includes a statement of our compliance with the Dutch Code. It also deals with the non-application of certain provisions of the Dutch Code and gives an explanation thereof on pages 45 to 47 (pages 42 to 44 in the English version).

Further details of our current corporate governance arrangements are set out in The Governance of Unilever, which can be found on our website www.unilever.com/ourcompany/investorcentre

Agenda item 4

Discharge of the Executive Directors.

It is proposed that the Executive Directors in office during the 2006 financial year be discharged for the fulfilment of their task during the 2006 financial year.

Agenda item 5

Discharge of the Non-Executive Directors.

It is proposed that the Non-Executive Directors in office during the 2006 financial year be discharged for the fulfilment of their task during the 2006 financial year.

Agenda item 6

Appointment of Executive Directors.

Pursuant to Article 20, para. 1, of the Articles of Association, all Executive Directors retire each year at the Annual General Meeting as per the moment of appointment of at least one Executive Director as set forth in the Articles of Association.

In accordance with Article 19, para. 5, of the Articles of Association and with the exception of Mr RHP Markham who is retiring from the Board, it is proposed by the Board of Directors, following the recommendations made by the Nomination Committee, to appoint the following Executive Directors in office as Executive Directors:

6a Mr P J Cescau

6b Mr C J van der Graaf

6c Mr R D Kugler

The same Directors are also being nominated for re-election to the Board of Unilever PLC.

Biographical details concerning each of the Executive Directors nominated for appointment can be found on page 49 of the Unilever Annual Report and Accounts 2006 (page 46 in the English version).

It is proposed that the persons mentioned above be appointed Executive Directors of the Company as referred to in Article 19, para. 2, of the Articles of Association. The resolution to appoint a proposed candidate as Executive Director shall become effective at the moment of his appointment as Executive Director in the Unilever PLC Annual General Meeting of Shareholders on 16 May 2007 (the notice for the PLC Annual General Meeting is available at www.unilever.com/ ourcompany/investorcentre as from 29 March 2007).

Agenda item 7

Appointment of Non-Executive Directors.

Pursuant to Article 20, para. 1, of the Articles of Association, all Non-Executive Directors retire each year at the Annual General Meeting as per the moment of appointment of at least one Non-Executive Director as set forth in the Articles of Association.

In accordance with Article 19, para. 5, of the Articles of Association and with the exception of Lady Chalker and Mr A Burgmans who are retiring from the Board, it is proposed by the Board of Directors, following the recommendations made by the Nomination Committee, to appoint the following Non-Executive Directors in office as Non-Executive Directors:

7a The Rt Hon The Lord Brittan of Spennithorne QC, DL

7b Professor W Dik

7c Mr C E Golden

7d Dr B E Grote

7e The Lord Simon of Highbury CBE

7f Mr J-C Spinetta

7g Mr K J Storm

7h Mr J van der Veer

The same Non-Executive Directors are also being nominated for re-election to the Board of Unilever PLC.

Biographical details concerning each of the Non-Executive Directors nominated for appointment can be found on page 49 of the Unilever Annual Report and Accounts 2006 (page 46 in the English version).

In addition, the following candidates have been nominated for appointment as Non-Executive Directors of the Company and of Unilever PLC.

Unilever Chairman’s Letter and Notice of Meeting 2007 4

The biographical details for the new Non-Executive Directors nominated for appointment are set out below. More extensive biographies are available at www.unilever.com/ourcompany/investorcentre

7i Professor G Berger

Nationality: French. Age 52. Professor Genevieve Berger is a Professor of Biophysics and Medical Imaging at Paris University VI. Professor Berger is also Chairman of the Advisory Board ‘Health’ for the EU Commissioner for Research. Until 2003 she was Director General of the Centre National de la Recherche Scientifique.

If appointed as Non-Executive Director, Professor Berger will become a member of the Corporate Responsibility and Reputation Committee.

7j Mr N Murthy

Nationality: Indian. Age 61. Narayana Murthy is co-founder and Chairman of Infosys Technologies Limited. Mr Murthy has led key corporate governance initiatives in India. He is, amongst other things, a member of the Asia Pacific Advisory Board of BT Group Plc.

If appointed as Non-Executive Director, Mr Murthy will become a member of the Corporate Responsibility and Reputation Committee.

7k Ms H Nyasulu

Nationality: South African. Age 53. Hixonia Nyasulu is a Non-Executive Director of Sasol Limited and Anglo Platinum and an Advisory Board Member of JP Morgan South Africa. She was previously a Non-Executive Director of Development Bank of South Africa.

If appointed as Non-Executive Director, Ms Nyasulu will become a member of the Corporate Responsibility and Reputation Committee.

7l Mr M Treschow

Nationality: Swedish. Age 63. Michael Treschow is currently Chairman of both Ericsson and Electrolux, and a Non-Executive Director of ABB Group. He will be standing down in April 2007 as Chairman of Electrolux. He is currently the Chairman of the Confederation of Swedish Enterprise but will relinquish that position in May when his term expires. He is also a prominent member of both UNICE (the European Employers Federation), and the Transatlantic Business Dialogue.

The Board of Directors will appoint Mr Treschow as Chairman subject to his appointment as Non-Executive Director. He will become Unilever’s first independent Non-Executive Chairman.

It is proposed that the persons mentioned above be appointed Non-Executive Directors of the Company as referred to in Article 19, para. 2, of the Articles of Association. The resolution to appoint a proposed candidate as Non-Executive Director will become effective at the moment of his or her appointment as Non-Executive Director in the Unilever PLC Annual General Meeting of Shareholders on 16 May 2007 (the notice for the PLC Annual General Meeting is available at www.unilever.com/ourcompany/investorcentre as from 29 March 2007).

The Board of Directors has determined that, in its judgement, all the candidate Non-Executive Directors are ‘independent’.

5  Unilever Chairman’s Letter and Notice of Meeting 2007

Agenda item 8

Remuneration of Executive Directors.

The Unilever Global Share Incentive Plan 2007

Following a review by the Remuneration Committee of the remuneration arrangements which apply to Executive Directors and other international executives of the Group, the Committee has decided to group future long term incentive arrangements (Global Performance Share Plan and TSR-LTIP) be combined under the new Unilever Global Share Incentive Plan 2007 (‘the Plan’). By 2008, the Plan will replace the existing TSR-based Long Term Incentive Plan and the Global Performance Share Plan 2005 for all participants. This will greatly simplify long term incentive arrangements and provide the required flexibility in today’s global market for structuring awards. The principal features of the Plan are summarised in the Appendix to this Notice.

Under the first operation of the Plan in 2007, awards will be made, consisting of conditional rights to receive either Unilever N.V. or Unilever PLC shares (or the equivalent amount in cash), at the end of a three-year performance period.

There will be two internally focused performance measures: underlying sales growth and ungeared cash flow and one external performance measure: relative TSR. A proportion of the award will be tested against each measure. More information on the performance targets is set out in the Appendix.

It is proposed:

(i)	that the Plan be approved and the Board of Directors be authorised to do all acts and things necessary and expedient to adopt and operate the Plan, including making such modification as the Board of Directors considers appropriate to take account of regulatory requirements and best practice;
(ii)	that the Board of Directors be authorised to establish such further plans similar to and based on the Plan for employees in particular countries, subject to such modifications as may be necessary or desirable to take account of local securities laws, exchange control or tax legislation.

The rules of the Plan are available for inspection at the Company’s offices, Weena 455, Rotterdam as from 29 March 2007. They are also available on Unilever’s website www.unilever.com/ourcompany/investorcentre

This resolution of agenda item 8 is conditional on the same resolution 26 on the agenda of the Unilever PLC Annual General Meeting of Shareholders on 16 May 2007 being adopted as well (the notice for the PLC Annual General Meeting is available at www.unilever.com/ourcompany/investorcentre as from 29 March 2007).

Annual bonus

It is also proposed that from 2007 onwards the bonus opportunity for the Group Chief Executive be set at a maximum of 200% of base salary and for the other Executive Directors be set at a maximum of 150% of base salary.

Agenda item 9
Remuneration of Non-Executive Directors.
Last year the Unilever N.V. Annual General Meeting resolved, pursuant to Article 19, para 8, of the Articles of Association, to set the maximum aggregate remuneration for all Non-Executive Directors in a financial year at € 2 000 000.

However, taking into account fees payable to the additional Non-Executive Directors and to the new Chairman, it is proposed to raise the limit for Non-Executive Directors’ fees. With the exception of the increase in the Chairman’s fee to reflect current market practice, it is not intended to increase the actual level of the fees payable to the other Non-Executive Directors.

It is proposed that the General Meeting of Shareholders determines that the maximum aggregate amount for all Non-Executive Directors’ fees in a financial year be increased to € 3 000 000 to enable Unilever N.V. to pay all of the Non-Executive Directors’ fees if this is at any time deemed to be in the best interests of the Unilever Group. However, under the current arrangements, it is the intention that half of the Non-Executive Directors’ fees will be paid by Unilever N.V. (figures below shown in € ) and half by Unilever PLC (figures below shown in £). Unilever PLC proposes to its General Meeting of Shareholders to increase the aggregate maximum amount for the remuneration of all Non-Executive Directors to £ 2 000 000.

For your information, the Board plans to pay annual fees to the Non-Executive Directors in accordance with the following scale in 2007:

Chairman	€360 000	plus	£ 237 500
Senior Independent Director	€65 000	plus	£ 45 000
Chairman of the Audit Committee	€55 000	plus	£ 38 000
Board Committee Chairman	€50 000	plus	£ 35 000
Non-Executive Directors	€45 000	plus	£ 31 000

An additional allowance of £ 5 000 per meeting will be paid to Non-Executive Directors who have to travel to meetings from outside Europe.

The Remuneration Committee, on advice from Towers Perrin, believes that the fees mentioned above are fair in the light of the responsibilities currently carried out by Non-Executive Directors and also in view of the need to attract and retain Non-Executive Directors of the appropriate calibre and standing. Furthermore, members of the Remuneration Committee will make themselves accountable for their actions by submitting themselves to you for re-appointment each year.

Agenda item 10
Alterations to the Articles of Association.
On 1 January 2007 the Act on Electronic Means of Communication (Wet elektronische communicatiemiddelen) came into effect. Pursuant to this Act, the articles of association of a Dutch company may allow shareholders to make use of electronic means of communication to monitor the proceedings at a general meeting of shareholders and to participate in the voting at a general meeting without being physically present. Under these proposed alterations the Board of Directors will be authorised to decide upon the use of these electronic means of communication.

The proposed alterations are mainly intended to implement certain provisions made available by this new Act in the Articles of Association.

Certain changes are proposed with respect to share certificates for registered shares. In 2006 the bearer shares were ‘dematerialised’, i.e. all shares traded on the Amsterdam stock exchange were converted into registered shares. In the Netherlands this is the most modern form for listed shares. The provisions in the Articles of Association for (other) registered shares are outdated and should be modernised, taking into account the fact that share certificates should only be issued for the New York Registry Shares.

The proposed alterations to the Articles of Association including explanatory notes on the changes and also showing the proposed alterations as compared to the existing Articles of Association, are available for inspection at the Company’s office, Weena 455, Rotterdam, and are available at www.unilever.com/ourcompany/investorcentre as from 29 March 2007. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455.

It is proposed by the Board of Directors that:

(i)	the Articles of Association of the Company be altered in agreement with the draft prepared by De Brauw Blackstone Westbroek N.V., dated 28 March 2007;
(ii)	in connection with this alteration of the Articles of Association, any and all Directors of the Company, the Company Secretaries and Deputy Secretaries and any and all lawyers practising with De Brauw Blackstone Westbroek N.V. be authorised to apply for the required ministerial declaration of no-objection and to execute the notarial deed of alteration of the Articles of Association.

Agenda item 11
Appointment of Auditors charged with the auditing of the Annual Accounts for the 2007 financial year.
Pursuant to Article 34, para. 3, of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year. It is proposed that PricewaterhouseCoopers Accountants N.V., Rotterdam, be appointed to audit the Annual Accounts for the 2007 financial year. This corporate body includes experts as referred to in Article 393 of Book 2 of the Netherlands Civil Code.

Agenda item 12
Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company.
It is proposed that the Board of Directors be designated, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, as the corporate body which is authorised until 15 November 2008 to resolve on the issue of – or on the granting of rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers and acquisitions.

Agenda item 13
Authorisation of the Board of Directors to purchase shares in the Company and depositary receipts therefor.
It is proposed that the Board of Directors be authorised, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, until 15 November 2008 to cause the Company to buy in its own shares and depositary receipts therefor, within the limits set by law (10% of the issued share capital), either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than the nominal value of the shares and not higher than ten (10) per cent above the average of the closing price of the shares on Eurolist by Euronext Amsterdam for the five business days before the day on which the purchase is made.

Unilever Chairman’s Letter and Notice of Meeting 2007 6

Information about attending the Unilever N.V. Annual General Meeting of Shareholders 2007

The Annual General Meeting of Shareholders is to be held on Tuesday 15 May 2007 at 10.30am in the Beurs-World Trade Center, Rotterdam Hall, Beursplein 37 in Rotterdam (unlike in previous years the meeting is not being held in the Concert- en congresgebouw de Doelen).

Record date/admission to the meeting
The Board of Directors has determined that persons entitled to participate in and vote at the Annual General Meeting of Shareholders on 15 May 2007 in person or by proxy shall be those persons who, after all changes have been processed, have these rights on Tuesday 8 May 2007 (the ‘Record Date’) and were in possession of (1) Unilever N.V. shares (including sub-shares) or depositary receipts therefor and (2) have given notice to be registered to attend the meeting.

Attendance instructions
Notification
Holders of shares or depositary receipts therefor (held via the giro system)
Holders of shares (other than shares registered in the shareholders’ register) or depositary receipts therefor who either in person or by proxy wish to attend the Annual General Meeting (other than by proxy via the Shareholders’ Communication Channel), must notify ABN AMRO Bank N.V., Servicedesk, tel. 0031 76 579 9455 (address: Kemelstede 2, 4817 ST Breda, the Netherlands) in writing by 8 May 2007 at 5.00pm at the latest via the Affiliated Institutions of Euroclear Nederland in whose administration their shares or depositary receipts are registered. The Affiliated Institutions will submit to ABN AMRO Bank N.V. a confirmation that such shares or depositary receipts were registered in its administration in the name of such holder on the Record Date, whereupon the holder will receive from ABN AMRO Bank N.V. (by post or by e-mail) an admission ticket for the Annual General Meeting. Please bring also a valid proof of identity to the meeting.

Holders of registered shares (registered in the shareholders’ register)

Holders of registered shares who either in person or by proxy (other than by proxy indicated on the voting instruction form) wish to attend the Annual General Meeting, must notify N.V. Algemeen Nederlands Trustkantoor ANT (‘ANT’) in writing by 8 May 2007 at 5.00pm at the latest, whereupon the holder will receive from ANT an admission ticket for the Annual General Meeting. Please bring also a valid proof of identity to the meeting.

Voting instructions
Holders of shares or depositary receipts therefor (held via the giro system)
Holders of shares or depositary receipts therefor who have received a voting instruction form via the Shareholders’ Communication Channel, can use this form if they do not intend to attend the Annual General Meeting in person but do wish to exercise their voting rights. The voting instruction form must be filled in, signed and returned to Proxy Services, Antwoordnummer 55012, 3640 VB Mijdrecht, the Netherlands. The form must be received by Proxy Services not later than 8 May 2007 at 5.00 pm. It is also possible to vote via internet, www.proxyvote.nl; in such case the shareholder or depositary receipt holder has to use the 12 digit code printed on the voting instruction form to log-in on the secure voting site of the Shareholders’ Communication Channel. There the vote can be cast electronically.

Holders of registered shares (registered in the shareholders’ register)
Holders of registered shares will receive from ANT a voting instruction form which can be used if they do not intend to attend the Annual General Meeting in person but do wish to exercise their voting rights. The voting instruction form must be filled in, signed and returned to ANT stating ‘Proxy Voting’, PO Box 11063, 1001 GB Amsterdam, the Netherlands. The form must be received by ANT not later than 8 May 2007 at 5.00  pm.

Automatic entitlement to proxy by holders of depositary receipts
Holders of depositary receipts who either in person or by proxy attend the Annual General Meeting will at the entrance to the meeting automatically receive from Stichting Administratiekantoor Unilever N.V. a proxy to vote in respect of the (underlying) shares for which the depositary receipts have been issued in accordance with the conditions of administration of these depositary receipts.

Powers of attorney
Holders of registered shares (registered in the shareholders’ register)

Holders of registered shares who wish to have themselves represented at the Annual General Meeting by a proxy appointed by them must register in accordance with what is stated above and also deposit a written power of attorney that must be received by the Company (Unilever N.V., Corporate Secretaries Department, P.O. Box 760, 3000 DK Rotterdam, the Netherlands) not later than 8 May 2007 at 5.00 pm.

Holders of shares or depositary receipts therefor (held via the giro system)
Holders of shares or depositary receipts therefor who do not make use of voting instruction forms and who wish to have themselves represented at the Annual General Meeting by a proxy appointed by them, must register in accordance with what is stated above and also deposit a written power of attorney that must be received by the Company (Unilever N.V., Corporate Secretaries Department, P.O. Box 760, 3000 DK Rotterdam, the Netherlands) not later than 8 May 2007 at 5.00 pm. For this purpose, a shareholder or depositary receipt holder can use the lower half of the admission ticket.

Webcast
If you are not able to attend the meeting in person, you can, as shareholder or depositary receipt holder follow the meeting via the internet webcast. You can find the link on www.unilever.com/ourcompany/investorcentre

7  Unilever Chairman’s Letter and Notice of Meeting 2007

Route description
Access
The Beurs-World Trade Center is located on Beursplein / corner of Coolsingel, in the heart of Rotterdam city centre. The building is highly distinctive, thanks to its elliptical 90 metre tower with green glass facades. The Beurs-World Trade Center is easily accessible by both public transport and car.

Public transport from Rotterdam Central Station
Metro: take the metro, get off at the second station, ‘Beurs’ (1 zone), and take exit ‘Beursplein’.
Tram: take tram 8, 20, 23 or 25. Get off on Coolsingel, at the ABN-AMRO Bank.

Public transport from Spijkenisse or Schiedam
Metro: take the metro and get off at station ‘Beurs’.

By car from Dordrecht / Breda
Follow the A16/E19.
When you reach Ring Rotterdam East, take exit 25, ‘centrum’. Immediately after the Van Brienenoord bridge, take the exit ‘ Rotterdam centrum’. Go 3/4 round the roundabout towards ‘centrum’ and follow signs to ‘Maasboulevard/Boompjes’. At Hotel Inntel (Golden Tulip) turn right towards ‘centrum’. This is Schiedamsedijk, which takes you into Coolsingel. Straight after the Beurs-World Trade Center (on the right) take the exit ‘Meent’. Then take the 2nd right (Westewagenstraat, with Restaurant Dudok on the corner). The 1st turn on the right will take you to the WTC-V&D car park.

By car from Gouda / Utrecht
Follow the A20/E25.
Follow Ring Rotterdam North towards ‘Den Haag/Hoek van Holland’. Take exit 14, ‘ Rotterdam centrum’. Go 3/4 round the roundabout, towards ‘centrum’. Keep following signs to ‘centrum’ until you reach the next roundabout, Hofplein. Go 3/4 round the roundabout and drive via Pompenburg into Goudsesingel. Turn right at the first set of traffic lights, into Meent. After a few hundred metres, turn left into Westewagenstraat (with Restaurant Dudok on the corner). The 1st turn on the right will take you to the WTC-V&D car park.

By car from The Hague / Amsterdam
Follow the A13/E19.
At the Kleinpolderplein junction take the exit ‘Ring Rotterdam West’ towards ‘centrum’. Keep following signs to ‘centrum’ until you reach the next roundabout, Hofplein. Go 3/4 round the roundabout and drive via Pompenburg into Goudsesingel. Turn right at the first set of traffic lights, into Meent. After a few hundred metres, turn left into Westewagenstraat (with Restaurant Dudok on the corner). The 1st turn on the right will take you to the WTC-V&D car park.

By car from Hoek van Holland
Follow the A20/E25.
At the Kleinpolderplein junction take exit 13 ‘Overschie’ towards ‘centrum’. Keep following signs to ‘centrum’ until you reach the next roundabout, Hofplein. Go 3/4 round the roundabout and drive via Pompenburg into Goudsesingel. Turn right at the first set of traffic lights, into Meent. After a few hundred metres, turn left into Westewagenstraat (with Restaurant Dudok on the corner). The 1st turn on the right will take you to the WTC-V&D car park.

Car park
If you are planning to come to the AGM by car, you can park your car in the WTC-V&D car park. Only for this car park do we have exit cards available at the venue. There are other car parks in the vicinity of the venue, but you would have to pay for these yourself. However, we advise you to use public transport when coming to our Annual General Meeting.

Unilever Chairman’s Letter and Notice of Meeting 2007 8

Appendix – Agenda item 8

The Unilever Global Share Incentive Plan 2007

1	Plan
The principal terms of The Unilever Global Share Incentive Plan 2007 (the “Plan”) are set out below. Under the Plan, awards of free shares in Unilever N.V. or Unilever PLC may be made to employees and Executive Directors of Unilever. The shares will be received subject to the satisfaction of performance conditions and provided they remain in employment.

2	Operation

Awards in 2007 will be granted within 42 days of shareholder approval of the Plan, and in 2008 and thereafter, normally within 42 days after the announcement of Unilever’s results for any period. It is the intention to grant awards annually, but in exceptional circumstances they may also be granted at other times.

The first operation of the Plan will be to make awards to Executive Directors and other senior executives. Those executives that will receive awards under the Plan will no longer participate in the Global Performance Share Plan and the TSR LTIP Plan.

Awards under the Plan will be extended to other members of staff in 2008 and beyond.

3	Eligibility

All employees and Executive Directors of Unilever N.V. and Unilever PLC (and any subsidiaries) are eligible to participate in the Plan. Participation by Executive Directors, including the size of the awards and the terms of the performance conditions, will be determined by the Remuneration Committee (the “Committee”).

Participants will only be eligible to receive shares if they satisfy two sets of conditions. The first, being the performance conditions summarised in paragraph 4 below, and the second, being an employment condition that participants are still in employment three years after the award date subject to the provisions summarised in paragraph 6 below.

4	Performance conditions
The vesting of shares and the number of shares received at the end of the performance period will be subject to the satisfaction of certain pre-determined performance conditions. The aim of these is to link the vesting of shares to an improvement in the performance of Unilever over a three-year performance period.

The performance conditions will be set by the Committee each time the Plan is operated. For the 2007 awards, the vesting of shares will be conditional on the achievement of three distinct performance conditions over the performance period. The performance period will be a three-year period which will begin on 1 January 2007 and end on 31 December 2009.

The vesting of 40% of the shares comprised in the award will be based on a condition measuring Unilever’s relative total shareholder return (TSR) against a comparator group with 20 other companies over that three year period. TSR measures the returns received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are re-invested). The TSR results are compared on a single reference currency basis.

No shares (in the portion of the award subject to TSR) will vest if Unilever is ranked below position 11 of the TSR ranking table over the three-year period. 50% of the shares will vest if Unilever is ranked 11th among the peer group, 100% if ranked 7th, and 200% will vest if Unilever is ranked 3rd or above in the table. Straight-line vesting will occur between these points.

The TSR peer group is as follows:

Avon	Kraft
Beiersdorf	Lion
Cadbury Schweppes	L’Oréal
Clorox	Nestlé
Coca-Cola	Orkla
Colgate	Pepsico
Danone	Procter & Gamble
Heinz	Reckitt Benckiser
Kao	Sara Lee
Kimberly-Clark	Shiseido

The vesting of a further 30% of the shares comprised in the award will be conditional on achieving an underlying sales growth target. Underlying sales growth is well established within Unilever and focuses on the maintenance and growth of Unilever’s top-line revenue. In the Remuneration Report relating to the payment, we will show the target and actual performance.

The vesting of the final 30% of the shares comprised in the award will be conditional on achieving an ungeared cash flow target. Ungeared cash flow is the basic driver of the returns Unilever is able to generate for shareholders. In the Remuneration Report relating to the payment, we will show the target and actual performance.

Awards will only vest if and to the extent that the respective performance conditions are satisfied. They will lapse at the end of the performance period to the extent that the performance conditions have not been satisfied. There will be no retesting.

Performance for each condition will be assessed independently from the other conditions over the performance period. Vesting of the business performance-focused part of the Plan will depend on meeting challenging objectives. It is intended to continue with the same principles as agreed for The Unilever Global Performance Share Plan 2005; no vesting if performance is below the minimum of the range, 25% vesting for achieving the minimum, 100% vesting for achieving target and 200% vesting only at or substantially above the top end of the range.

The Committee can set different performance conditions from those described above for future awards which will be described in the directors’ remuneration report in the Report and Accounts. The Committee may also vary or adjust the performance conditions applying to existing awards to take account of events the Committee considers exceptional, including technical events, such as changes in accounting standards and treatment, and the takeover of a company in the comparator group, provided in the opinion of the Committee the amended condition is fair and reasonable and no less challenging than the original condition would have been but for the exceptional event.

9  Unilever Chairman’s Letter and Notice of Meeting 2007

5	Directors’ limits
The 2007 awards will not exceed 120% of base salary for the Executive Directors and 135% of base salary for the Group Chief Executive. From 2008 onwards, to give the required flexibility to the Company and to take account of the competitive global market in which it operates, the rules of the Plan provide that, if the Committee so determines, annual awards of up to 200% of base salary can be made for the Group Chief Executive, with a commensurate increase for the Executive Directors, which would allow annual awards of up to just below 180% of base salary to be made. The above limits may, however, be exceeded in exceptional circumstances, as determined by the Committee, for example in order to facilitate recruitment.

6	Leaving employment
An award will normally lapse where participants leave the group before they become eligible to receive the shares unless the employment ceases due to ill health, injury or disability, retirement, redundancy, death, a sale of the employing business or company, or for other reasons specifically allowed by the Committee. If a participant ceases employment in such circumstances, any subsisting awards held by that participant will normally continue until the end of the performance period. The performance conditions will then be applied to determine the extent to which the award may vest, but the number of shares will also be reduced on a pro rata basis to take account of the proportion of the period to the third anniversary of the award when the participant was not in employment. In exceptional circumstances, the Committee may use its discretion to determine that shares will be received immediately on leaving but only to the extent that the performance conditions have, in the opinion of the Committee, been satisfied up to the date of cessation of employment.

7	Change of control, merger or other reorganisations
Generally, on a takeover, scheme of arrangement, merger or other corporate reorganisation, awards may vest and the number of shares received (if any) will be calculated by applying the performance conditions as at the date of the event. The Committee may also reduce the number of shares due to the early vesting. Alternatively, participants may be allowed or required to exchange their awards for awards over shares in another company.

8	Variations
Participants will be notified by Unilever N.V. or Unilever PLC where there is a variation in the share capital of Unilever N.V. or Unilever PLC, a demerger or a special dividend. If this occurs, the Committee may adjust the awards in any way it considers appropriate.

9	Rights

Participants have no rights in respect of shares subject to awards before vesting. However, the Committee may determine on vesting of awards that participants will receive additional shares to take account of dividends paid before vesting. There is, however, no current intention to transfer such additional shares.

Any shares issued under the Plan will rank equally with shares of the same class and issue on the date of allotment except in respect of rights by reference to a record date before the date of allotment.

10	Dilution limits
In any 10 year period, not more than 10% of the issued ordinary share capital of Unilever N.V. and Unilever PLC may be issued or committed to be issued under the Plan and all other employee share plans operated by Unilever N.V. and Unilever PLC. In addition, in any 10 year period, not more than 5% of the issued ordinary share capital in Unilever N.V. and Unilever PLC may be issued or committed to be issued under the Plan and all other discretionary share plans adopted by Unilever N.V. and Unilever PLC. If shares are transferred from Treasury to satisfy awards, these will also be counted towards the dilution limits for as long as it is required by the guidelines of executive remuneration, issued by the Association of British Insurers (ABI). Awards which have lapsed do not count towards these limits.

11	Amendments to the Plan
The Committee may amend the Plan as it considers appropriate. However, shareholder approval will be required to amend certain provisions of the Plan if they are to the advantage of the participants. These provisions relate to: eligibility; individual and Plan limits; the basis for determining entitlements to shares; rights attaching to shares; rights in the event of a variation in Unilever N.V. and Unilever PLC’s share capital; and the amendment powers.

However, the Committee may, without shareholder approval, establish further local plans based on the rules but modified to take account of participants in local territories and make minor amendments to facilitate the administration of the Plan, which relate to any change in the legislation, or which will obtain or maintain favourable tax, exchange control or regulatory treatment for any participating company or any participant.

The Plan provides flexibility in certain circumstances to make awards of forfeitable shares, grant nil or nominal cost options or market value options, make equivalent cash awards or satisfy participants’ entitlement on vesting in cash. All awards have substantially the same terms unless stated otherwise and the receipt of shares will be subject to the satisfaction of performance conditions. However, in exceptional circumstances, awards may also be made without reference to performance conditions, for example, to facilitate recruitment.

12	Termination
The Plan will terminate on the tenth anniversary of the date of approval by the shareholders, but the Committee can terminate the Plan at any time before that date.

Unilever Chairman’s Letter and Notice of Meeting 2007 10

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